UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 2, 2003

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On December 2, 2003, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and is deemed to be furnished under the Securities Exchange Act of 1934, as amended.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated December 2, 2003	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
Registrant

Date: December 2, 2003   /s/ Mark T. Schwetschenau
Mark T. Schwetschenau
Vice President and Controller
(Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit 99.1

NAVISTAR REPORTS 4TH QUARTER PROFIT AS FORECAST; STRATEGIES ON TRACK FOR SOLID PROFITABILITY IN 2004

Earnings At Top End of Guidance; Forecasts 16% Improvement In 2004 Industry Demand; Company Goal Is To Reach Or Exceed Volume Adjusted 17.5% ROE In 2004

WARRENVILLE, Ill. – December 2, 2003 – As previously forecast, Navistar International Corporation (NYSE: NAV), the nation's largest combined commercial truck and mid-range diesel engine producer, today reported a fourth quarter profit. It marked the company's second consecutive quarter of profitable operations, but the second half profitability wasn't enough to put the company in the black for its full fiscal year ended October 31, 2003.

Earnings from continuing operations for the fourth quarter totaled $77 million, equal to $1.00 per diluted common share. Included in the fourth quarter earnings was an after tax benefit of $22 million, equal to $0.28 per diluted common share resulting from adjustments to previously recorded restructuring charges. Revenues for the fourth quarter of fiscal 2003 amounted to $2.0 billion, approximately the same as revenues in the fourth quarter of fiscal 2002.

Daniel C. Ustian, Navistar president and chief executive officer, said that fourth quarter results reflect improvement in the company's cost structure and, as previously forecast, profit expectations were achieved without the benefit of the credit relating to the company's restructuring initiatives.

A year ago, Navistar reported a fourth quarter loss from continuing operations of $405 million, or ($6.67) per diluted common share, which included after tax restructuring and non-recurring charges of $345 million, or ($5.69) per diluted common share.

"Overall performance for the fourth quarter was excellent and results demonstrated that our strategies are on track for a return to solid profitability in 2004," Ustian said. "It is important to note that earnings from continuing operations on $2.0 billion of revenue was significantly better than in the fourth quarter a year ago."

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Exhibit 99.1

Page Two/Fourth Quarter Earnings

The fourth quarter benefit of $0.28 cents per diluted common share resulted from the net adjustment to the previously recorded restructuring charges, primarily related to the decision to keep the Chatham, Ontario heavy truck assembly plant open. Last year, Navistar had announced plans to close the plant and move production to its plant in Escobedo, Mexico. In September 2003, the company announced it would keep the plant open after negotiating a new labor contract with the Canadian Auto Workers union (CAW) and obtaining assistance programs from units of the Canadian government. Because of its decision to keep Chatham operating, the company reversed a portion of the fourth quarter 2002 charge related to employees who will no longer be terminated.

The full impact of the Chatham reversal was partially offset by a fourth quarter charge for the early retirement window programs with the United Auto Workers (UAW) and the CAW as part of the labor agreements negotiated with those unions as well as other routine adjustments to the company's previously recorded restructuring charges.

A total of 1,600 employees currently plan to retire under the early retirement programs, allowing the company to recall laid-off workers and thus reducing the pool of laid-off workers receiving benefits.

"The early retirement programs reward our many long-term employees who have made significant contributions to our new truck and diesel engine programs and substantially completes the realignment of our manufacturing operations which enable us to compete in today's extraordinarily competitive marketplace," Ustian said.

Consolidated sales and revenues for the year ended October 31, 2003, totaled $7.3 billion, up from $6.8 billion a year earlier. The net loss for 2003 amounted to $18 million, equal to ($0.27) per diluted common share, a more than half billion-dollar improvement over the net loss of $536 million, or ($8.88) per diluted common share reported in 2002.

Ustian said the truck industry recovery is slower than originally forecast. He noted that, while strictly by the numbers 2003 was a difficult year because the company was not able to achieve profitability, there were a number of outstanding accomplishments that will enhance future earnings opportunities.

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Exhibit 99.1

Page Three/Fourth Quarter Earnings

According to Ustian, major accomplishments during fiscal 2003 included:

- The truck group delivered outstanding results with increased market share in a weak market. Costs were reduced and the facility alignment program was completed. The group ended fiscal 2003 with strong momentum as it accounted for 45 percent of new industry orders for Class 6-7 medium trucks in the fourth quarter. Heavy truck orders in September and October amounted to 20 percent of the industry total.

- Quality levels for the new 6-liter V8 in Ford heavy duty pickup trucks are better than the quality of the product it replaced. Incoming orders are at very high levels.

- The engine and truck parts business recorded its 12th consecutive year of record sales and earnings, with sales exceeding the $1.0 billion mark for the first time in history.

- The finance group achieved record operating earnings of $126 million.

Navistar is forecasting United States and Canadian total truck industry retail sales volume for Class 6-8 and school buses in fiscal 2004 at 304,500 units, up 16 percent from the 263,400 units sold in fiscal 2003. Demand for heavy trucks is expected to increase 20 percent to 191,000 units, while demand for Class 6-7 medium trucks is estimated at 86,000, up 15 percent from the 74,900 units sold in 2003. School bus demand is forecast at 27,500 units, down 6 percent from 29,200 units in 2003. Sales of mid-range diesel engines to other original equipment manufacturers should increase 5 percent to 349,000 units.

Ustian said that the company's forecast for 2004 retail commercial truck sales volume is lower than that forecast by some other sources, but noted that the company is historically conservative in its outlook.

"We will be profitable in 2004 and our goal is to reach or exceed the volume adjusted 17.5 percent ROE over the business cycle, Using a pro forma equity of $1.358 billion (as of 10/31/02) and our industry projections, that equates to approximately $2.02 per diluted common share" Ustian said. "We demonstrated in the second half of 2003 that we can be profitable at low industry volumes and as demand increases, our earnings will accelerate."

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E3

Exhibit 99.1

Page Four/Fourth Quarter Earnings

Ustian said that additional earnings guidance and the business outlook for 2004 as well as future business strategies would be provided on December 15 at a meeting for security analysts in New York City beginning at 1:30 p.m. EST. The meeting can be accessed through the company's web site at http://www.nav-international.com/investor/ and connecting to the analyst meeting link.

The company's trucks and buses are sold under the International® and IC® brands. Worldwide shipments in fiscal 2003 totaled 84,600 trucks and buses, of which 34,900 were medium trucks, primarily Class 6-7; 21,400 were school buses; and 28,300 were heavy trucks (Class 8). Shipments in 2002 consisted of 83,500 trucks and buses, of which 32,900 were medium trucks, 19,500 were school buses and 31,100 were heavy trucks.

The company's overall combined market share in the United States and Canada in 2003 increased, with school bus operations showing the biggest percentage gain. Bus chassis share was up 3.5 percent to 62.4 percent while bus body share increased 4.7 percent to 41.7 percent. Class 6-7 share increased 0.3 percent to 42.0 percent, and severe service share increased 2.9 percent to 23.2 percent. Heavy truck market share declined 1.7 percent to 13.9 percent as the company chose not to chase low margin larger fleet deals that occurred in the last half of 2003. Overall Class 8 market share declined to 16.4 percent from 16.9 percent.

Engine shipments totaled 396,000 units in 2003, compared with 375,500 units in 2002.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward -looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this release.

The company's conference call with security analysts to discuss the earnings report will be web cast at 10 a.m. CST today. The web cast can be accessed via the Internet at http://www.shareholder.com/nav/medialist.cfm . Additional information can be found at http://www.nav-international.com/investor, via the financial and investor information link to the overview page

Exhibit 99.1

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	THREE MONTHS ENDED OCTOBER 31		TWELVE MONTHS ENDED OCTOBER 31	
	2003	2002	2003	2002
Sales and Revenues				
Sales of manufactured products	$ 1,936	$ 1,991	$ 7,033	$ 6,493
Finance revenue	61	61	287	271
Other income	7	4	20	20
Total sales and revenues	2,004	2,056	7,340	6,784
Costs and expenses				
Cost of products and services sold	1,642	1,832	6,229	5,817
Cost of products sold related to restructuring	9	23	9	23
Restructuring and other non-recurring charges	(41)	522	(41)	521
Postretirement benefits expense	72	54	297	228
Engineering and research expense	67	70	242	260
Selling, general and administrative expense	121	145	487	521
Interest expense	32	39	136	154
Other expense	6	9	26	29
Total costs and expenses	1,908	2,694	7,385	7,553
Income (loss) from continuing operations before income taxes	96	(638)	(45)	(769)
Income tax expense (benefit)	19	(233)	(31)	(293)
Income (loss) from continuing operations	77	(405)	(14)	(476)
Discontinued operations, net of tax:				
Loss from discontinued operations	-	(9)	-	(14)
Loss on disposal	-	(46)	(4)	(46)
Loss from discontinued operations	-	(55)	(4)	(60)
Net income (loss)	$ 77	$ (460)	$ (18)	$ (536)

Basic earnings (loss) per share				
Continuing operations	$ 1.12	$ (6.67)	$ (0.21)	$ (7.88)
Discontinued operations	-	(0.91)	(0.06)	(1.00)
Net income (loss)	$ 1.12	$ (7.58)	$ (0.27)	$ (8.88)
Diluted earnings (loss) per share				
Continuing operations	$ 1.00	$ (6.67)	$ (0.21)	$ (7.88)
Discontinued operations	-	(0.91)	(0.06)	(1.00)
Net income (loss)	$ 1.00	$ (7.58)	$ (0.27)	$ (8.88)
Average shares outstanding (millions)				
Basic	68.9	60.6	68.0	60.3
Diluted	79.4	60.6	68.0	60.3

Exhibit 99.1

**NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)**

	AS OF OCTOBER 31	
	2003	2002
ASSETS		
Cash and cash equivalents	$ **447**	$ 620
Marketable securities	**595**	116
	1,042	736
Receivables, net	**1,824**	2,282
Inventories	**494**	595
Property and equipment, net	**1,350**	1,479
Investments and other assets	**485**	274
Prepaid and intangible pension assets	**66**	63
Deferred tax asset, net	**1,639**	1,528
Total assets	$ **6,900**	$ 6,957
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Accounts payable, principally trade	$ **1,079**	$ 1,020
Debt: Manufacturing operations	**896**	878
Financial services operations	**1,714**	1,878
Postretirement benefits liability	**1,728**	1,632
Other liabilities	**1,173**	1,298
Total liabilities	$ **6,590**	$ 6,706
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	$ **4**	$ 4
Common stock and additional paid in capital		
(75.3 million shares issued)	**2,118**	2,146
Retained earnings (deficit)	**(824)**	(721)
Accumulated other comprehensive loss	**(786)**	(705)
Common stock held in treasury, at cost	**(202)**	(473)
Total shareowners' equity	$ **310**	$ 251
Total liabilities and shareowners' equity	$ **6,900**	$ 6,957

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

Exhibit 99.1

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
Reconciliation of Non-GAAP financial measure
For year ended October 31, 2002
(Millions of dollars)

Total shareowners' equity per GAAP (1)	$	**251**
Adjustments to reconcile GAAP financial measure to the Non-GAAP financial measure:		
Accumulated other comprehensive loss, net of tax (2)		**705**
Restructuring charges and discontinued operations, net of tax (3)		**402**
Total adjustments		**1,107**
Non-GAAP pro-forma shareowners' equity (4)	$	**1,358**

(1) Generally Accepted Accounting Principles

(2) Additions to equity driven primarily by declines in values of pension plan assets

(3) Add back charges of management initiated restructuring initiatives

(4) Navistar International Corporation presents the above reconciliation of GAAP to non-GAAP results in order to reflect shareowners' equity in a manner that allows a better understanding of the company's equity position used to calculate management's performance goal for the year. The above reconciliation adjusts equity by adding back adjustments that are unrelated to performance. Using only the non-GAAP measure to analyze equity would have material limitations because its calculation is based on the subjective determinations of management regarding the nature and classification of events and circumstances that investors may find material. Management compensates for these limitations by utilizing both GAAP and non-GAAP measures reflected above to understand and analyze the performance of the business.